UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

WORTHINGTON INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Ohio	001-8399	31-1189815
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

200 Old Wilson Bridge Road, Columbus, Ohio	43085
(Address of principal executive offices)	(Zip code)

Timothy J. Doney	614-840-3698

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure.

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Worthington Industries, Inc. (the “Company”) has reviewed its products to ascertain whether they contain tin, tantalum, tungsten or gold (“Conflict Minerals”) and has determined that Conflict Minerals are contained in and are necessary to the functionality or production of certain products that were manufactured by or on behalf of the Company during the calendar year 2013 (the “Covered Products”). As a result of this determination, the Company conducted a reasonable country of origin inquiry to ascertain whether any Conflict Minerals in its Covered Products originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country”). Based on the results of the Company’s reasonable country of origin inquiry, the Company has determined that, except for those products described in the conflict minerals report filed with this report as Exhibit 1.02 (the “Conflict Minerals Report”), the Company reasonably believes that the Conflict Minerals in its Covered Products either came from scrap or recycled sources, or the Company has no reason to believe that the Conflict Minerals in its Covered Products may have originated in a Covered Country. The reasonable country of origin inquiry the Company undertook in making this determination and the results of the inquiry are briefly described below.

As part of its reasonable country of origin inquiry, the Company identified its Covered Products that contain Conflict Minerals, and each of the components or materials within such Covered Products that contain Conflict Minerals. The Company identified each of its suppliers of such Covered Products or components or materials that contain Conflict Minerals that are used in Covered Products (“Covered Suppliers”). The Company communicated in writing with each of its Covered Suppliers to inform those Covered Suppliers of the Company’s responsibility to make annual public disclosures with respect to Conflict Minerals contained in its Covered Products. The Company requested each of its Covered Suppliers to complete a questionnaire and provide a written certification (the “Certification”). The Certification was designed to confirm the use of Conflict Minerals in the Covered Products, to identify the source of the Conflict Minerals, and to determine whether any of the Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. The Company reviewed the Certification responses received from each of its Covered Suppliers who responded, and contacted each Covered Supplier who did not respond or whose Certification was incomplete to obtain additional information.

The Company received completed Certifications from over 90% of its Covered Suppliers. With the exception of those Conflict Minerals discussed in the Conflict Minerals Report, each of the Covered Suppliers who responded indicated either that such Covered Supplier knew or had reason to believe that the Conflict Minerals supplied to the Company came from scrap or recycled sources, or such Covered Supplier had no reason to believe that the Conflict Minerals supplied to the Company originated from a Covered Country.

The information discussed above is also available at: http://www.worthingtonindustries.com. The website and the information accessible through it are not incorporated into this specialized disclosure report.

The Company has also filed a Conflict Minerals Report as Exhibit 1.02 to this specialized disclosure report. The Conflict Minerals Report is also available at: http://www.worthingtonindustries.com. The website and the information accessible through it are not incorporated into this specialized disclosure report.

Item 1.02 Exhibit

See Exhibit 1.02 to this specialized disclosure report, incorporated herein by reference.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02    Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WORTHINGTON INDUSTRIES, INC.

Date: May 30, 2014	By:	/s/ Dale T. Brinkman
Dale T. Brinkman,
Vice President – Administration